Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 30, 2023

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
File Nos. 333-174332; 811-22559

Dear Ms. Rowland:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on August 9, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust Core Investment Grade ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the below disclosure that was added in response to Comment 3 from the prior correspondence letter filed on October 12, 2023 (the “Prior Correspondence”) and asks the Fund to modify that language to read as “to the extent the Fund has access to sufficient information” rather than “to the extent practicable.”

For purposes of compliance with the Name Policy, the Fund will consider, to the extent practicable, the holdings of any underlying ETF in which it invests.

The Staff notes that the caveat mentioned above is assumed to apply only to non-affiliated funds and it is assumed that the Fund should have sufficient information regarding affiliated funds.

Response to Comment 1

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 2 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that the strategy disclosure provided in Item 9 should be an expansion of the strategy disclosure provided in the summary. Please consider whether additional disclosure should be added to Item 9.

Response to Comment 2

The Registrant respectfully declines to revise the disclosure as requested by the Staff. The Registrant believes that the disclosure as presented is appropriate for investor comprehension.

Comment 3 – Principal Investment Strategies

The Staff notes the below disclosure added in response to Comment 5 from the Prior Correspondence and asks the Fund to explain why that disclosure was narrowed to the U.S. given that the strategy is international. Additionally, please explain what is meant by “sub-sectors” and if there are any sub-sectors that the Fund focuses on.

The investment advisor determines which investments to buy and sell by employing a relative value approach, pursuant to which it judges each security’s risk-versus-reward characteristics against other securities, that opportunistically allocates the Fund’s investments across U.S. investment grade fixed income sub-sectors.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The investment advisor determines which investments to buy and sell by employing a relative value approach, pursuant to which it judges each security’s risk-versus-reward characteristics against other securities, that opportunistically allocates the Fund’s investments across all investment grade securities.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren